Prenetics Becomes First Healthcare Company to Execute Aggressive Bitcoin Treasury Strategy, Secures $20M in BTC, Appoints Former OKEx COO to Board
-Prenetics adopts proven corporate Bitcoin strategy inspired by MicroStrategy's ~$40B Bitcoin holdings and Metaplanet's meteoric treasury transformation
-Following strategic divestiture, Prenetics leverages strengthened $117M balance sheet to execute comprehensive Bitcoin strategy with board-approved majority allocation, institutional financing partnerships, and alpha-generating initiatives.
Charlotte, N.C., – June 18th, 2025 - Prenetics Global Limited (NASDAQ: PRE), a leading health sciences company, today announced it has become the first healthcare company to establish a Bitcoin treasury, completing a $20 million Bitcoin purchase of 187.42 BTC at an average price of $106,712 per Bitcoin via a Kraken custody account.
Concurrent with this groundbreaking treasury strategy, Prenetics announced the appointment of Andy Cheung, former COO of OKEx, to its Board of Directors, providing direct board-level oversight from one of the crypto industry's most experienced executives. Prenetics plans to substantially increase its Bitcoin holdings and aims to become one of the largest healthcare corporate Bitcoin holders globally.
"What excites me most is the convergence we're witnessing between healthcare innovation and blockchain technology," said Danny Yeung, CEO of Prenetics. "We're at the dawn of a new era where genomics, personalized medicine, and digital assets will intersect in ways that could revolutionize how we approach human health, longevity and wealth. To execute this vision at scale, we need substantial Bitcoin holdings – which is why, together with our institutional capital partners, we're building one of the most significant Bitcoin treasuries in healthcare."
Andy Cheung Joins Board: Crypto Industry Titan Provides Strategic Oversight
The appointment of Andy Cheung to the Board of Directors represents a strategic coup for Prenetics' Bitcoin treasury initiative. Mr. Cheung, former COO of OKEx (now one of the world's top-3 cryptocurrency exchanges) and current Co-Founder & CEO of both OEX and PredicXion, brings a decade of crypto exchange operations expertise, managing billions in daily trading volume. His appointment to the board provides unmatched operational guidance and governance for the company's pioneering Bitcoin treasury strategy.
"Having worked with Danny at Groupon Asia over a decade ago, I saw firsthand his ability to execute transformational strategies," commented Andy Cheung. "I'm incredibly excited about the opportunity to contribute my crypto expertise to this pioneering healthcare Bitcoin strategy. I already have numerous ideas on accumulation strategies and alpha-generating approaches that can significantly outperform simple buy-and-hold tactics. This isn't about passive Bitcoin storage - we're talking about dynamic treasury management using derivatives, yield strategies, and institutional-grade trading techniques I've refined through managing billions in crypto exchange operations. The intersection of my crypto operational experience with Prenetics' healthcare innovation creates unprecedented opportunities for value creation."
Professional Validation from Crypto Industry Leaders
Supporting this groundbreaking strategy, Prenetics is guided by crypto industry's most influential leaders:
"We've assembled the architects of the crypto ecosystem," said Danny Yeung, CEO of Prenetics. "Andy Cheung has moved more Bitcoin in a single day than most Fortune 500 companies will ever own. Tracy Hoyos Lopez has solved regulatory puzzles that have stumped entire governments. Raphael Strauch literally brings together every major crypto decision-maker on the planet at TOKEN2049. This isn't just a team - it's the concentrated intelligence and operational firepower of the entire digital asset revolution. While other healthcare companies are still figuring out what Bitcoin is, we're building the infrastructure to dominate the intersection of health and digital wealth for the next decade. The question isn't whether we'll succeed - it's how far ahead of everyone else we'll be."
Tracy Hoyos Lopez added: "After successfully guiding President Trump's Bitcoin advocacy and seeing the regulatory environment strengthen globally, Prenetics' comprehensive Bitcoin strategy, now bolstered by their strengthened financial position, positions the company to benefit immensely from accelerating institutional adoption. Danny's ambition is large – he's not just building a Bitcoin treasury, he's architecting the future intersection of healthcare and digital assets. Their accumulation plans and alpha-generating approach represents one of the most professionally thought out Bitcoin strategies I've seen and I'm proud to support and help on this exciting journey."
Raphael Strauch commented: "Through TOKEN2049, I've witnessed the evolution of institutional crypto adoption firsthand. And I'm incredibly excited to be part of Prenetics' journey. Their comprehensive long-term Bitcoin strategy represents the kind of bold, systematic, and expertly-governed approach that separates true industry leaders from followers. Their inspiration from MicroStrategy and Metaplanet, combined with their unique healthcare focus, positions them as a definitive pioneer in what I believe will be the next wave of corporate Bitcoin adoption."
Comprehensive Long-Term Bitcoin Strategy: Beyond Treasury Holdings
Prenetics' Bitcoin initiative extends far beyond a simple treasury allocation, representing a comprehensive long-term digital asset strategy that includes:

Board-Approved Majority Balance Sheet Allocation: The Board has approved allocating the majority of Prenetics' balance sheet to Bitcoin, demonstrating unprecedented commitment to digital asset adoption within the healthcare sector.
Institutional Capital Partnership Discussions: The company is actively in discussions with leading financial institutions to develop a comprehensive long-term Bitcoin acquisition plan.
Alpha-Generating Strategies: Beyond holding Bitcoin, Prenetics will implement sophisticated alpha-generating strategies to maximize returns on its Bitcoin holdings, including yield generation, strategic lending, collateralization, and structured products.
Operational Bitcoin Integration: Prenetics will soon accept cryptocurrency payments across both of its direct-to-consumer platforms, including IM8 Health and CircleDNA, creating a seamless Bitcoin ecosystem from treasury to operations.
Strong Business Growth Fuels Bitcoin Strategy
Prenetics' strategic Bitcoin treasury initiative is underpinned by exceptional business performance. Management increased full-year 2025 revenue guidance to $80-100 million, demonstrating confidence in the core business trajectory, with profitability expected in Q4 2025.
The growth is notably led by IM8 Health, which achieved extraordinary success in just six months since launch:
• On track for $50M+ annual recurring revenue (ARR) run rate and growing fast
• Over 55,000 customers acquired and 4.9 million servings delivered
• Industry-leading 91% subscription rate and $109 average order value
• Global expansion to 31 countries worldwide
Prenetics operates three complementary consumer health brands: IM8 (premium health supplements), CircleDNA (leading direct-to-consumer DNA testing), and Europa (one of the largest sports nutrition distribution companies in the United States).
Enhanced Financial Position Enables Strategic Innovation
Prenetics' Bitcoin treasury strategy is supported by a significantly strengthened financial position:
• $117M+ Total Liquidity: Pro-forma cash, BTC and short-term assets of approximately $117 million
• $66M+ Cash Reserves: Pro-forma cash reserves of approximately $66 million
• Debt-Free Balance Sheet: Zero debt maintaining financial flexibility

• Strong Business Performance: Consumer health business to generate $80-100 million in revenues for FY2025
• Strategic Investment Portfolio: 35% stake in Insighta valued at $70 million based on Tencent's recent investment
Elite Advisory Team: Trump Bitcoin Architect and TOKEN2049 Founder
Tracy Hoyos Lopez - Chief of Staff for Strategic Initiatives at Kraken and Board Member of the Bitcoin Advocacy Project. A former prosecutor, Tracy gained international recognition as "the woman who orange-pilled President Donald J. Trump" (a term in the crypto community meaning to educate someone about Bitcoin and convince them of its value and potential), orchestrating his historic Nashville Bitcoin conference speech and contributing millions in campaign fundraising. Tracy brings extensive legal, political, and regulatory expertise crucial for navigating corporate Bitcoin adoption.
Raphael Strauch - Founder of TOKEN2049, the world's largest crypto conference series, attracting over 40,000 attendees annually, and Founder of Alice Capital. Raphael brings unparalleled global crypto network access and institutional investment expertise, having built the premier platform for crypto industry leaders and investors worldwide.
About Prenetics Global Limited
Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer health. Our consumer initiative is led by IM8, a fast-growing health and wellness brand, Europa, one of the largest sports distribution companies in the USA, and CircleDNA, a leading direct-to-consumer DNA test. As the first healthcare company to establish a Bitcoin treasury with its initial $20 million Bitcoin purchase and board-approved comprehensive Bitcoin strategy, Prenetics is pioneering the intersection of healthcare innovation and digital asset adoption. The company will soon accept cryptocurrency payments across both IM8 Health and CircleDNA platforms, creating a complete Bitcoin ecosystem from treasury to operations. This includes exploring how blockchain technology can further enhance our genomics solutions, such as CircleDNA, by ensuring data integrity, privacy, and secure access to personalized health insights, while establishing new paradigms for corporate treasury management. Each of Prenetics' units synergistically enhances our global impact on health, embodying our commitment to "enhancing life through science". To learn more please visit prenetics.com and IM8health.com
Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us
Angela Cheung
Investor Relations / Corporate Finance

Prenetics Global Limited
angela.hm.cheung@prenetics.com
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